Exhibit 3.1

AMENDMENT TO TESSERA TECHNOLOGIES, INC.

AMENDED AND RESTATED BYLAWS

Dated: May 22, 2013

Pursuant to the resolutions duly adopted by the Board of Directors of Tessera Technologies, Inc., a Delaware corporation (the “Company”), effective May 22, 2013, the Amended and Restated Bylaws of the Company, dated September 14, 2011, as amended August 29, 2012, December 19, 2012, March 2, 2013, March 25, 2013 and April 29, 2013 (the “Bylaws”), are amended as follows.

Section 3.2 of the Bylaws is hereby amended by replacing the first sentence of Section 3.2 with the following: “Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be twelve (12), with the number of authorized directors to decrease automatically to ten (10) effective immediately prior to the election of directors at the 2013 Annual Meeting.”